Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Second Quarter of 2024 Financial Results

•	Total revenues decreased by 20.5% year over year to RMB 329.7million (US$45.4 million)[1].

•	Income from operations was RMB84.4 million (US$11.6 million)[1] compared to RMB98.6 million for the second quarter of 2023.

•	Net income was RMB62.3 million (US$8.6 million)[1] compared to RMB101.9 million for the second quarter of 2023.

•	Adjusted EBITDA (non-GAAP)[2] decreased 34.5% year over year to RMB83.1 million (US$11.4 million)[1].

•	Core net income (non-GAAP)[3] increased 2.4% year over year to RMB70.2million (US$9.7 million)[1]

SHANGHAI, August 15, 2024 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) ("GreenTree", the "Company", "we", "us" and "our"), a leading hospitality and restaurant management group in China, today announced its unaudited financial results for the second quarter of 2024.

Second Quarter of 2024 Operational Highlights

Hotels

•	A total of 4,272 hotels with 312,734 hotel rooms were in operation as of June 30, 2024.

•	The Company opened 44 hotels and had a pipeline of 1,022 hotels contracted for or under development as of June 30, 2024.

•	The average daily room rate was RMB173, a decrease of 4.3% from RMB181 in the second quarter of 2023.

•	The occupancy rate was 72.5%, down from 77.8% in the second quarter of 2023.

•	Revenue per available room, or RevPAR, was RMB125, a 10.8% year-over-year decrease.

1.The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 7.2672 on March 31, 2024 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20220103/.

2.Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, share of loss in equity investees, net of tax, interest expense, depreciation and amortization, losses from investment in equity securities and other general expenses, but excludes other operating income, interest income and other, net, gains from investment in equity securities, share of gains in equity investees (net of tax), and other income, net. The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the above mentioned definition.

3.Core net income is calculated as net income plus share-based compensation, losses from investments in equity securities (net of 25% tax), other expense(net of 25% tax), one-time fees and expense, and other general expenses but excludes government subsidies (net of 25% tax), gains from investment in equity securities (net of 25% tax), and other income (net of 25% tax).

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Restaurants

•	A total of 183 restaurants were in operation as of June 30, 2024.

•	The AC (average check) was RMB53, a 6.0% year-over-year decrease.

•	The ADT (average daily tickets) was 90, down from 109 in the second quarter of 2023.

•	The ADS (average daily sales per store) was RMB4,737, a decrease of 22.1% from RMB6,082 in the second quarter of 2023.

“In the second quarter, we faced challenges as China’s economy continued to recover. We believe both consumers and businesses exercised caution in discretionary spending, which had a negative impact on our overall performance. However, we continued to upgrade a number of hotels in our portfolio in order to better respond to increasing competition. While we believe this will help our performance in the future, second quarter hotel revenues decreased 14.8% year-over-year.

We continued to execute on our strategy to return our restaurant business to profitability by moving away from leased-and-operated restaurants in supermarkets and regional shopping centers towards franchised street stores. As a result, the net income turned positive this quarter after breaking even last quarter compared to losses in both corresponding quarters a year ago. Our focus is now fully on growing the number of franchised street stores and stores with stable consumer traffic,” said Mr. Alex S. Xu, Chairman and Chief Executive Office of GreenTree.

Second Quarter Of 2024 Financial Results

	Quarter Ended
	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	131,490,687	78,963,181	(565,963)	209,887,905
Franchised-and-managed revenues	177,936,543	2,201,340	-	180,137,883
Wholesales and others	1,188,730	23,775,051	-	24,963,781
Total revenues	310,615,960	104,939,572	(565,963)	414,989,569

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	Quarter Ended
	June 30, 2024	June 30, 2024	June 30, 2024	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	105,851,820	43,306,857	-	149,158,677	20,524,917
Franchised-and-managed revenues	157,810,770	2,234,412	-	160,045,182	22,022,950
Wholesales and others	940,479	19,752,299	(184,981)	20,507,797	2,821,967
Total revenues	264,603,069	65,293,568	(184,981)	329,711,656	45,369,834

	Six Month Ended
	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	213,563,927	168,340,074	(1,125,179)	380,778,822
Franchised-and-managed revenues	347,417,000	3,165,259	-	350,582,259
Wholesales and others	2,225,579	60,623,330	-	62,848,909
Total revenues	563,206,506	232,128,663	(1,125,179)	794,209,990

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	Six Month Ended
	June 30, 2024	June 30, 2024	June 30, 2024	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	228,393,613	89,674,836	-	318,068,449	43,767,675
Franchised-and-managed revenues	308,970,282	3,769,753	-	312,740,035	43,034,461
Wholesales and others	2,085,206	49,505,598	(460,202)	51,130,602	7,035,805
Total revenues	539,449,101	142,950,187	(460,202)	681,939,086	93,837,941

Total revenues were RMB329.7 million (US$45.4 million)[1]，a 20.5% year-over-year decrease.

Hotel revenues of 2024 were RMB264.6 million (US$36.4 million)[1], a 14.8% year-over-year decrease. There were two major reasons: first, a 10.8% year-over-year decrease in Revpar ; second, the closure of 5 L&O hotels in the second quarter due to lease expiration and strategic decisions; and partially setoff by new openings.

Restaurant revenues were of 2024 RMB65.3 million (US$9.0 million)[1], a 37.8% year-over-year decrease, mainly due to lower ADS and the decrease in the number of L&O stores due to the closure of unprofitable L&O stores.

Total revenues for the first half of 2024 were RMB681.9 million (US$93.8 million)[1], a 14.1% year-over-year decrease.

Total revenues from leased-and-operated, or L&O, hotels and restaurants were RMB149.2 million (US$20.5 million)[1], a 28.9% year-over-year decrease.

Total revenues from L&O hotels were RMB105.9 million (US$14.6 million)[1], a 19.5% year-over-year decrease. The decrease was primarily attributable to a 7.3% year-over-year decrease in the second quarter RevPAR of L&O hotels, 5 L&O hotels closed and reduction of sublease revenues mainly due to the disposal of a property.

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Total revenues from L&O restaurants were RMB43.3 million (US$6.0 million)[1], a 45.2% year-over-year decrease, mainly due to the closure of L&O restaurants since the third quarter of 2023 and the year-over-year decrease in ADS.

Total revenues from L&O hotels and restaurants for the first half of 2024 were RMB318.1 million (US$43.8 million)[1], a 16.5% year-over-year decrease.

Total revenues from franchised-and-managed, or F&M, hotels and restaurants were RMB160.0 million (US$22.0 million)[1], a 11.2% year-over-year decrease.

Total revenues from F&M hotels were RMB157.8 million (US$21.7 million)[1], a 11.3% year-over-year decrease, primary due to a 10.9% decrease in F&M hotels' Revpar and remodeling.

Total revenues from F&M restaurants were RMB2.2 million (US$0.3 million)[1], a 1.5% year-over-year increase, as we opened more F&M stores.

Total revenues from F&M hotels and restaurants for the first half of 2024 were RMB312.7 million (US$43.0 million)[1], a 10.8% year-over-year decrease.

Total revenues from wholesale and others were RMB17.8% year-over-year decrease, mainly due to the decline in the wholesale segment of the restaurant business.

Total revenues from wholesale and others for the first half of 2024 were RMB51.1 million (US$7.0 million)[1], a 18.6% year-over-year decrease.

Total operating costs and expenses

	Quarter Ended
	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	150,127,380	95,088,176	(308,417)	244,907,139
Selling and marketing expenses	13,762,606	4,446,065	-	18,208,671
General and administrative expenses	44,443,478	9,675,734	-	54,119,212
Other operating expenses	692,344	5,649,391	-	6,341,735
Other general expenses	4,309,239	-	-	4,309,239
Total operating costs and expenses	213,335,047	114,859,366	(308,417)	327,885,996

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	Quarter Ended
	June 30, 2024	June 30, 2024	June 30, 2024	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	143,382,640	55,127,026	(184,981)	198,324,685	27,290,385
Selling and marketing expenses	13,222,891	2,636,823	-	15,859,714	2,182,369
General and administrative expenses	54,927,567	6,606,681	-	61,534,248	8,467,394
Other operating expenses	271,943	(60,032)	-	211,911	29,160
Other general expenses	5,911,956	-	-	5,911,956	813,512
Total operating costs and expenses	217,716,997	64,310,498	(184,981)	281,842,514	38,782,820

	Six Month Ended
	June 30, 2023	June 30, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	284,364,378	204,308,159	(610,088)	488,062,449
Selling and marketing expenses	24,838,605	9,385,645	-	34,224,250
General and administrative expenses	90,535,547	21,338,810	-	111,874,357
Other operating expenses	843,564	6,990,654	-	7,834,218
Other general expenses	15,973,584	-	-	15,973,584
Total operating costs and expenses	416,555,678	242,023,268	(610,088)	657,968,858

	Six Month Ended
	June 30, 2024	June 30, 2024	June 30, 2024	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	289,609,282	117,276,623	(440,869)	406,445,036	55,928,698
Selling and marketing expenses	28,677,514	5,591,136	(19,333)	34,249,317	4,712,863
General and administrative expenses	93,397,198	15,778,679	-	109,175,877	15,023,101
Other operating expenses	938,244	1,481,949	-	2,420,193	333,030
Other general expenses	11,756,531	-	-	11,756,531	1,617,753
Total operating costs and expenses	424,378,769	140,128,387	(460,202)	564,046,954	77,615,445

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Operating costs were RMB 198.3 million (US$27.3 million)[1], a 19.0% year-over-year decrease.

Operating costs of the hotel business were RMB143.4 million (US$19.7 million)[1], a 4.5% year-over-year decrease. The decrease was mainly due to the lower personnel costs, lower hotel related material consumption, and lower utilities given lower occupancy rate and the closure of L&O hotels, offset by increased rental costs and depreciation and amortization due to newly opened L&O hotels since the third quarter of 2023.

Operating costs of the restaurant business were RMB55.1million (US$7.6 million)[1], a 42.0% year-over-year decrease, due to closure of L&O stores.

For the first half of 2024, operating costs were RMB406.4 million (US$55.9 million)[1], representing a 16.7% decrease.

Selling and marketing expenses were RMB15.9 million (US$2.2 million)[1], a 12.9% year-over-year decrease.

Selling and marketing expenses of the hotel business were RMB13.2 million (US$1.8 million)[1], a 3.9% year-over-year decrease. The decrease was mainly due to lower advertising expenses.

Selling and marketing expenses of the restaurant business were RMB2.6 million (US$0.4 million)[1], a 40.7% year-over-year decrease, mainly attributable to lower sales staff related expenses.

For the first half of 2024, selling and marketing expenses were RMB34.2 million (US$4.7 million)[1], a 0.1% increase.

General and administrative, or G&A expenses were RMB61.5 million (US$8.5 million)[1], a 13.7% year-over-year increase.

G&A expenses of the hotel business were RMB54.9 million (US$7.6 million)[1], a 23.6% year-over-year increase. The increase was mainly due to an increase in bad debt provisions for long-aged account receivables.

G&A expenses of the restaurant business were RMB6.6 million (US$0.9 million)[1], a 31.7% year-over-year decrease, mainly due to lower staff related expenses.

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General and administrative expenses for the first half of 2024 were RMB109.2 million (US$15.0 million)[1], a 2.4% year-over-year decrease.

Other general expenses were RMB5.9 million (US$0.8 million)[1], a 37.2% year-over-year increase. These expenses recorded provisions for loan receivables related to franchisee loans. This provision was made in consideration of the potential increase in bad debt rates for franchisees who were already overdue.

Other general expenses for the first half of 2024 were RMB11.8 million (US$1.6 million)[1], a 26.4% year-over-year decrease.

Gross profit was RMB131.4 million (US$18.1 million)[1], a year-over-year decrease of 22.8%. Gross margin was 39.8%, compared to 41.0% a year ago. The gross profit of the hotel business was RMB121.2 million (US$16.7 million)[1], a 24.5% year-over-year decrease. The gross profit of the restaurant business was RMB10.2 million (US$1.4 million)[1], a 3.2% year-over-year increase.

Income from operations was RMB84.4 million (US$11.6 million)[1] , compared to income from operations of RMB98.6 million in the second quarter of 2023, with a margin of 25.6%.

Income from operations of the hotel business was RMB81.6 million (US$11.2 million)[1], compared to an income from operations of RMB108.5 million in the second quarter of 2023, with a margin of 30.8%.

Income from operations of the restaurant business was RMB2.9 million (US$0.4 million)[1], compared to income from operations of RMB-9.6 million in the second quarter of 2023, with a margin of 4.4%.

Income from operations for the first half of 2024 was RMB156.7 million (US$21.6 million)[1] compared to income from operations of RMB150.9 million in 2023, with a margin of 23.0%.

Net income was RMB62.3million (US$8.6 million)[1], compared to a net income of RMB101.9 million in the second quarter of 2023, and net margin was 18.9%.

Net income of the hotel business was RMB63.1 million (US$8.7 million)[1], compared to a net income of RMB114.0 million in the second quarter of 2023, and net margin was 23.9%.

Net income of the restaurant business of 2024 was RMB3.7 million (US$0.5 million)[1], compared to a net lose of RMB11.9 million in the second quarter of 2023,and net margin was 5.6%.

Net income for the first half of 2024 was RMB 119.6million (US$16.5million)[1], compared to a net loss of RMB 134.5 million in 2023, and net margin was 17.5%.

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Adjusted EBITDA (non-GAAP)[2] in the second quarter of 2024 was RMB 83.1 million (US$11.4 million)[1], a year-over-year decrease of 34.5%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP)[2] as a percentage of total revenues, was 25.2%, compared to 30.6% a year ago.

Adjusted EBITDA (non-GAAP)[2] for the first half of 2024 was RMB 192.5 million (US$26.5 million)[1], a year-over-year decrease of 12.6%.

Core net income (non-GAAP)[3] in the second quarter of 2024 was RMB 70.2 million (US$9.7 million)[1], a year-over-year increase of 2.4%. The core net margin, defined as core net income (non-GAAP)[3] as a percentage of total revenues, was 21.3%, compared to 16.5% one year ago.

Core net income (non-GAAP)[3] for the first half of 2024 was RMB 130.9 million (US$18.0 million)[1], a year-over-year increase of 10.4%.

Earnings per American Depositary Share, or ADS, (basic and diluted) were RMB0.61 (US$0.36 )[1], a decrease from RMB1.01 one year ago.

Earnings per American Depositary Share, or ADS, (basic and diluted) for the first half of 2024 were RMB1.19 (US$0.16 )[1], a decrease from RMB1.37 one year ago.

Core net income per ADS (basic and diluted) (non-GAAP) was RMB0.69 (US$0.10 )[1], an increase from RMB0.67 a year ago.

Core net income per ADS (basic and diluted) (non-GAAP) was RMB1.29 (US$0.18)[1] for the first half of 2024, an increase from RMB1.16 a year ago.

Cash flow Operating cash inflow was RMB69.2 million (US$9.5 million)[1] as a result of income from operations. Investing cash inflow for the second quarter of 2024 was RMB157.6 million (US$21.7 million)[1], which was primarily attributable to the gain from the disposal of a property and also benefit from repayment of loans from franchisees. Financing cash outflow was RMB1.0 million (US$0.1 million)[1],mainly due to the repayment of bank loans.

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposits. As of June 30, 2024, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB1,737.2million (US$239.0 million)[1],compared to RMB1,517.3 million as of March 31, 2024. The increase was mainly attributable to continued operating cash inflow, disposal of property, and repayment of loans from franchisees.

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Guidance

Considering our performance during the first half of the year and the impact of closing certain L&O hotels due to lease expirations and strategic decisions, we have revised our revenue guidance for the hotel business. We now anticipate its performance in 2024 to remain flat compared to 2023.

The guidance set forth above reflects the Company's current and preliminary views based on its recovery and may not be indicative of the final financial results for any future periods or the full year.

Dividend distribution

The board of directors has approved the payment of a cash dividend of US$0.10 per ordinary share, or US$0.10 per American Depositary Sahre(“ADS”) payable to holders of the Company’s ordinary shares shown on the Company’s record at the close of trading on September 30,2024(the “Record Date”).

Conference Call

GreenTree's management will hold an earnings conference call at 8:00 AM U.S. Eastern Time on August 15, 2024, (8:00 PM Beijing/Hong Kong Time on August 15, 2024).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
Mainland China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945 or 852-3018-4992
Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the conference call will be available after the conclusion of the live conference call until August 22, 2024.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658
Passcode:	2914023

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

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Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present them, are useful financial metrics to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The terms Adjusted EBITDA and core net income are not defined under U.S. GAAP, and Adjusted EBITDA and core net income are not measures of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

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Reconciliations of the Company's non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality and restaurant management group in China. As of June 30, 2024, GreenTree had a total number of 4,272 hotels and 183 restaurants. In 2023, HOTELS magazine ranked GreenTree 11th among the 225 largest global hotel groups in terms of number of hotels in its annual HOTELS' 225. GreenTree was the fourth largest hospitality company in China in 2023 according to the China Hospitality Association. In 2023, GreenTree completed its acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China.

GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, up-scale and luxury segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

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Financial Tables and Operational Data Follow

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31	June 30	June 30
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	765,547,547	1,374,876,965	189,189,367
Restricted cash	6,576,906	7,450,696	1,025,250
Short-term investments	417,711,617	33,612	4,625
Investments in equity securities	26,076,169	20,161,988	2,774,382
Accounts receivable, net of allowance	123,887,879	121,134,755	16,668,697
Amounts due from related parties	19,928,781	20,078,953	2,762,956
Prepaid rent	-	-	-
Inventories	20,462,490	6,309,470	868,212
Other current assets	117,047,122	121,704,746	16,747,130
Loans receivable, net	129,521,094	96,796,622	13,319,658
Deferred tax assets	-	-	-
Total current assets	1,626,759,605	1,768,547,807	243,360,277

Non-current assets:
Amounts due from a related party	110,000,000	110,000,000	15,136,504
Restricted cash	19,476,259	19,315,343	2,657,880
Long-term time deposits	63,340,000	285,700,000	39,313,628
Loans receivable, net	70,690,305	36,685,137	5,048,043
Property and equipment, net	814,949,026	669,043,887	92,063,503
Intangible assets, net	117,720,693	115,281,993	15,863,330
Goodwill	177,082,468	177,082,468	24,367,358
Long-term investments	184,758,800	175,521,257	24,152,528
Operating lease right-of-use assets	1,535,330,762	1,444,254,641	198,736,052
Other assets	104,725,600	103,294,642	14,213,815
Deferred tax assets	241,965,360	218,658,563	30,088,419
TOTAL ASSETS	5,066,798,878	5,123,385,738	705,001,337

LIABILITIES AND EQUITY
Current liabilities:
Long-term bank loans, current portion	200,000	400,000	55,042
Short-term bank loans	116,800,000	-	-
Accounts payable	73,126,677	53,525,451	7,365,347
Advance from customers	22,393,097	21,975,810	3,023,972
Amounts due to related parties	16,310,293	14,905,639	2,051,084
Salary and welfare payable	86,332,096	84,908,037	11,683,735
Deferred rent	-	-	-
Deferred revenue	186,281,838	178,834,473	24,608,442
Accrued expenses and other current liabilities	459,832,717	466,056,353	64,131,488
Income tax payable	112,782,712	104,521,389	14,382,622
Dividends payable	-	-	-
Operating lease liabilities, current	267,536,846	263,079,422	36,200,933
Deferred tax liabilities	-	-	-
Total current liabilities	1,341,596,276	1,188,206,574	163,502,665

Long-term bank loans	56,800,000	256,400,000	35,281,814
Deferred rent	-	-	-
Deferred revenue	207,905,769	183,650,198	25,271,108
Other long-term liabilities	111,711,748	111,391,913	15,328,037
Operating lease liabilities, non-current	1,391,909,309	1,332,750,964	183,392,636
Deferred tax liabilities	94,716,495	85,375,998	11,748,128
Unrecognized tax benefits	382,125,786	375,929,696	51,729,648
TOTAL LIABILITIES	3,586,765,383	3,533,705,343	486,254,036

Shareholders’ equity:
Class A ordinary shares	222,587,070	222,587,070	30,629,000
Class B ordinary shares	115,534,210	115,534,210	15,898,036
Paid-in capital	-	-	-
Treasury Stock	(36,677,832)	(36,677,832)	(5,047,038)
Additional paid-in capital	1,680,713,349	1,680,178,673	231,200,280
Retained earnings (Accumulated losses)	(568,339,799)	(447,752,894)	(61,612,849)
Accumulated other comprehensive income	28,401,282	20,295,531	2,792,758
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,442,218,280	1,554,164,758	213,860,187

Non-controlling interests	37,815,215	35,515,637	4,887,114
Total shareholders’ equity	1,480,033,495	1,589,680,395	218,747,301

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,066,798,878	5,123,385,738	705,001,337

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Six Month Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	209,887,905	149,158,677	20,524,917	380,778,822	318,068,449	43,767,675
Franchised-and-managed revenues	180,137,883	160,045,182	22,022,950	350,582,259	312,740,035	43,034,461
Wholesales and others	24,963,781	20,507,797	2,821,967	62,848,909	51,130,602	7,035,805
Total revenues	414,989,569	329,711,656	45,369,834	794,209,990	681,939,086	93,837,941

Operating costs and expenses
Operating costs	(244,907,139)	(198,324,685)	(27,290,385)	(488,062,449)	(406,445,036)	(55,928,698)
Selling and marketing expenses	(18,208,671)	(15,859,714)	(2,182,369)	(34,224,250)	(34,249,317)	(4,712,863)
General and administrative expenses	(54,119,212)	(61,534,248)	(8,467,394)	(111,874,357)	(109,175,877)	(15,023,101)
Other operating expenses	(6,341,735)	(211,911)	(29,160)	(7,834,218)	(2,420,193)	(333,030)
Other general expenses	(4,309,239)	(5,911,956)	(813,512)	(15,973,584)	(11,756,531)	(1,617,753)
Total operating costs and expenses	(327,885,996)	(281,842,514)	(38,782,820)	(657,968,858)	(564,046,954)	(77,615,445)

Other operating income	11,511,398	36,542,303	5,028,388	14,670,917	38,768,236	5,334,687
Income from operations	98,614,971	84,411,445	11,615,402	150,912,049	156,660,368	21,557,183

Interest income and other, net	9,750,337	11,003,960	1,514,195	17,379,351	19,950,499	2,745,280
Interest expense	(3,868,469)	(2,629,228)	(361,793)	(9,396,530)	(4,369,057)	(601,203)
Gains (losses) from investment in equity securities	(263,836)	(6,172,071)	(849,305)	(4,800,398)	(15,424,655)	(2,122,503)
Other income, net	43,295,830	3,556,454	489,384	41,146,248	16,791,024	2,310,522
Income before income taxes	147,528,833	90,170,560	12,407,883	195,240,720	173,608,179	23,889,279

Income tax expense	(45,241,208)	(26,733,733)	(3,678,684)	(59,950,083)	(53,181,694)	(7,318,045)
Income (loss) before share of gains in equity investees	102,287,625	63,436,827	8,729,199	135,290,637	120,426,485	16,571,234

Share of loss/(income) in equity investees, net of tax	(341,265)	(1,174,966)	(161,681)	(786,883)	(869,757)	(119,683)
Net income(loss)	101,946,360	62,261,861	8,567,518	134,503,754	119,556,728	16,451,551

Net loss/(income) attributable to non-controlling interests	1,308,704	(571,587)	(78,653)	5,077,298	1,030,179	141,757
Net income attributable to ordinary shareholders	103,255,064	61,690,274	8,488,865	139,581,052	120,586,907	16,593,308

Net earnings per share
Class A ordinary share-basic and diluted	1.01	0.61	0.36	1.37	1.19	0.16
Class B ordinary share-basic and diluted	1.01	0.61	0.36	1.37	1.19	0.16

Net earnings per ADS
Class A ordinary share-basic and diluted	1.01	0.61	0.36	1.37	1.19	0.16
Class B ordinary share-basic and diluted	1.01	0.61	0.36	1.37	1.19	0.16

Weighted average shares outstanding
Class A ordinary share-basic and diluted	67,416,046	66,780,612	9,189,318	67,416,046	66,780,612	9,189,318
Class B ordinary share-basic and diluted	34,762,909	34,762,909	4,783,535	34,762,909	34,762,909	4,783,535

Other comprehensive income, net of tax
Foreign currency translation adjustments	185,533	(487,856)	(67,131)	996,107	(8,105,751)	(1,115,388)
Unrealized gains(loss) on available-for-sale investments, net of tax

Comprehensive income, net of tax	102,131,893	61,774,005	8,500,387	135,499,861	111,450,977	15,336,163

Comprehensive loss/(income) attributable to non-controlling interests	(4,843,631)	(571,587)	(78,653)	(1,075,037)	1,030,179	141,757
Comprehensive income (loss) attributable to ordinary shareholders	97,288,262	61,202,418	8,421,734	134,424,824	112,481,156	15,477,920

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GreenTree Hospitality Group Ltd.

Unaudited Hotel Business Results

	Quarter Ended			Six Month Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	131,490,687	105,851,820	14,565,695	213,563,927	228,393,613	31,428,007
Franchised-and-managed revenues	177,936,543	157,810,770	21,715,485	347,417,000	308,970,282	42,515,726
Others	1,188,730	940,479	129,414	2,225,579	2,085,206	286,934
Total revenues	310,615,960	264,603,069	36,410,594	563,206,506	539,449,101	74,230,667

Operating costs and expenses
Hotel operating costs	(150,127,380)	(143,382,640)	(19,730,108)	(284,364,378)	(289,609,282)	(39,851,563)
Selling and marketing expenses	(13,762,606)	(13,222,891)	(1,819,530)	(24,838,605)	(28,677,514)	(3,946,157)
General and administrative expenses	(44,443,478)	(54,927,567)	(7,558,285)	(90,535,547)	(93,397,198)	(12,851,882)
Other operating expenses	(692,344)	(271,943)	(37,421)	(843,564)	(938,244)	(129,107)
Other general expenses	(4,309,239)	(5,911,956)	(813,512)	(15,973,584)	(11,756,531)	(1,617,753)
Total operating costs and expenses	(213,335,047)	(217,716,997)	(29,958,856)	(416,555,678)	(424,378,769)	(58,396,462)

Other operating income	11,183,689	34,667,783	4,770,446	13,791,785	36,850,398	5,070,784
Income from operations	108,464,602	81,553,855	11,222,184	160,442,613	151,920,730	20,904,989

Interest income and other, net	9,597,042	10,978,362	1,510,673	17,072,340	19,908,718	2,739,531
Interest expense	(3,167,262)	(2,628,376)	(361,677)	(7,891,952)	(4,369,058)	(601,202)
Gains (losses) from investment in equity securities	(263,836)	(1,474,720)	(202,928)	(4,800,398)	(10,784,976)	(1,484,062)
Other income, net	43,122,904	3,404,139	468,425	40,696,364	16,709,039	2,299,240
Income before income taxes	157,753,450	91,833,260	12,636,677	205,518,967	173,384,453	23,858,496

Income tax expense	(43,365,471)	(27,545,004)	(3,790,319)	(55,731,325)	(52,101,925)	(7,169,463)
Income (loss) before share of gains in equity investees	114,387,979	64,288,256	8,846,358	149,787,642	121,282,528	16,689,033

Share of loss/(income) in equity investees, net of tax	(341,265)	(1,174,966)	(161,681)	(786,883)	(869,757)	(119,683)
Net income(loss)	114,046,714	63,113,290	8,684,677	149,000,759	120,412,771	16,569,350

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GreenTree Hospitality Group Ltd.

Unaudited Restaurant Business Results

	Quarter Ended			Six Month Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	78,963,181	43,306,857	5,959,222	168,340,074	89,674,836	12,339,668
Franchised-and-managed revenues	2,201,340	2,234,412	307,465	3,165,259	3,769,753	518,735
Wholesales and others	23,775,051	19,752,299	2,718,007	60,623,330	49,505,598	6,812,197
Total revenues	104,939,572	65,293,568	8,984,694	232,128,663	142,950,187	19,670,600

Operating costs and expenses
Restaurant operating costs	(95,088,176)	(55,127,026)	(7,585,731)	(204,308,159)	(117,276,623)	(16,137,800)
Selling and marketing expenses	(4,446,065)	(2,636,823)	(362,839)	(9,385,645)	(5,591,136)	(769,366)
General and administrative expenses	(9,675,734)	(6,606,681)	(909,110)	(21,338,810)	(15,778,679)	(2,171,218)
Other operating expenses	(5,649,391)	60,032	8,261	(6,990,654)	(1,481,949)	(203,923)
Other general expenses	-	-	-	-	-	-
Total operating costs and expenses	(114,859,366)	(64,310,498)	(8,849,419)	(242,023,268)	(140,128,387)	(19,282,307)

Other operating income	327,709	1,874,520	257,943	879,132	1,917,838	263,903
Income from operations	(9,592,085)	2,857,590	393,218	(9,015,473)	4,739,638	652,196

Interest income and other, net	153,295	25,599	3,522	307,011	41,782	5,750
Interest expense	(701,207)	(853)	(117)	(1,504,578)	-	-
Gains (losses) from investment in equity securities	-	(57,672)	(7,936)	-	-	-
Other income, net	172,926	43,236	5,949	449,884	(27,094)	(3,728)
Income before income taxes	(9,967,071)	2,867,900	394,636	(9,763,156)	4,754,326	654,218

Income tax expense	(1,940,124)	811,271	111,635	(4,347,531)	(1,079,769)	(148,581)
Income (loss) before share of gains in equity investees	(11,907,195)	3,679,171	506,271	(14,110,687)	3,674,557	505,637

Share of loss/(income) in equity investees, net of tax	-	-	-	-	-	-
Net income(loss)	(11,907,195)	3,679,171	506,271	(14,110,687)	3,674,557	505,637

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Six Month Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Operating activities:
Net (loss) income	101,946,360	62,261,861	8,567,518	134,503,754	119,556,728	16,451,551

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,982,289	29,137,972	4,009,518	60,319,927	60,479,676	8,322,280
Impairment of long-lived assets	-	-	-	2,900,000	-	-
Share of （income）loss in equity method investments	341,265	1,174,966	161,681	786,883	869,757	119,683
Noncash lease expense	70,769,259	72,411,404	9,964,141	134,823,091	137,229,448	18,883,400
Loss from disposal of a subsidiary	-	(839,682)	(115,544)	1,223,952	(839,682)	(115,544)
Interest income	(1,267,532)	(5,216,887)	(717,868)	(1,657,910)	(5,216,887)	(717,868)
Bad debt expenses	6,320,196	16,294,501	2,242,198	18,679,474	21,768,072	2,995,386
(Gains) losses and impairment on equity securities held	263,836	6,172,071	849,305	4,800,398	15,424,655	2,122,503
Loss (gains) on disposal of property, plant and equipment	341,428	(27,468,283)	(3,779,762)	227,841	(25,116,235)	(3,456,109)
Foreign exchange （gains）losses	(2,075,742)	(675,522)	(92,955)	(1,088,199)	(8,763,951)	(1,205,960)
Share-based compensation	40,228	15,662	2,155	28,592	31,324	4,310
Common control acqisition	-	-	-	-	-	-
Accounts receivable	12,166,576	(9,573,578)	(1,317,368)	5,115,694	(7,729,151)	(1,063,567)
Inventories	6,481,086	2,827,794	389,117	7,450,726	14,889,563	2,048,872
Amounts due from related parties	2,589,713	697,431	95,970	1,628,528	299,828	41,258
Other current assets	(27,171,354)	10,574,968	1,455,164	(34,898,036)	5,084,951	699,713
Other assets	982,532	3,957,871	544,621	5,946,767	1,300,958	179,018
Accounts payable	(14,607,485)	(3,702,034)	(509,417)	(9,917,160)	(12,560,243)	(1,728,347)
Amounts due to related parties	(47,036)	471,776	64,919	(1,679,391)	(1,404,655)	(193,287)
Salary and welfare payable	1,978,299	2,882,934	396,705	6,472,864	(1,424,059)	(195,957)
Deferred revenue	(1,377,240)	(24,826,323)	(3,416,216)	(5,859,113)	(31,702,936)	(4,362,469)
Advance from customers	(7,260,648)	3,539,512	487,053	(3,657,822)	(417,287)	(57,421)
Accrued expenses and other current liabilities	(8,464,829)	20,530,026	2,825,026	67,807,146	(3,285,616)	(452,116)
Income tax payable	32,970,813	(16,508,534)	(2,271,650)	51,282,274	(8,261,323)	(1,136,796)
Unrecognized tax benefits	16,935,503	(13,752,067)	(1,892,347)	31,960,399	(6,196,090)	(852,610)
Operating lease liabilities	(68,614,626)	(67,855,157)	(9,337,180)	(124,678,168)	(109,769,095)	(15,104,730)
Other long-term liabilities	(1,510,480)	(7,223,642)	(994,006)	(8,081,365)	(8,319,829)	(1,144,847)
Deferred taxes	(3,137,502)	13,855,962	1,906,644	(31,332,490)	13,966,300	1,921,827
Net cash provided by operating activities	147,574,909	69,165,002	9,517,422	313,108,656	159,894,221	22,002,173

Investing activities:
Purchases of property, plant and equipment	(37,617,117)	(9,639,401)	(1,326,426)	(71,733,234)	(20,193,926)	(2,778,777)
Purchases of intangible assets	(309,827)	-	-	(352,281)	-	-
Proceeds from disposal of property, plant and equipment	7,723,107	138,000,000	18,989,432	14,696,681	139,733,100	19,227,914
Payment for acquisition of minority equity	-	(966,000)	(132,926)	-	(966,000)	(132,926)
Purchases of short-term investments	(51,370,000)		-	(51,370,000)		-
Proceeds from short-term investments	42,242,806	-	-	133,643,184	419,362,037	57,706,137
Increase of long-term time deposits	-	(222,230,000)	(30,579,866)	-	(222,230,000)	(30,579,866)
Purchases of long-term investments	-	222,230,000	30,579,866	-	-	-
Proceeds from disposal of equity securities	-	-	-	-	-	-
Proceeds from disposal of a subsidiary	18,900,000	1,500,000	206,407	37,800,000	1,500,000	206,407
Loan to related parties	-	(270,000)	(37,153)	-	(270,000)	(37,153)
Repayment from related parties	-	-	-	-	-	-
Loan to third parties	1,000,000	(1,200,000)	(165,125)	-	(1,200,000)	(165,125)
Repayment of loan from third parties	13,948,758	4,223,936	581,233	14,417,077	5,595,889	770,020
Loan to fanchisees	(2,945,000)	(1,600,000)	(220,167)	(9,974,596)	(1,600,000)	(220,167)
Repayment from franchisees	34,286,988	27,516,214	3,786,357	61,121,572	50,977,221	7,014,699
Net cash (used in) provided by investing activities	25,859,715	157,564,749	21,681,632	128,248,403	370,708,321	51,011,163

Financing activities:
Distribution to the shareholders	-	(760,321)	(104,624)	-	(760,321)	(104,624)
Repayment of bank loans	136,600,000	(200,000)	(27,521)	-	(117,000,000)	(16,099,736)
Proceeds from bank loans	(271,400,000)	-	-	(154,400,000)	200,000,000	27,520,916
Capital contribution from non-controlling interest holders	117,000,000	-	-	117,000,000	-	-
Net cash provided by (used in) financing activities	(17,800,000)	(960,321)	(132,145)	(37,400,000)	82,239,679	11,316,556

Effect of exchange rate changes on cash and cash equivalents and restricted cash	383,577	(149,700)	(20,600)	343,051	(2,799,929)	(385,278)

Net (decrease) increase in cash and cash equivalents	156,018,201	225,619,730	31,046,309	404,300,110	610,042,292	83,944,614
Cash and cash equivalents at the beginning of the period	982,911,111	1,176,023,274	161,826,188	734,629,202	791,600,712	108,927,883
Cash and cash equivalents at the end of the period	1,138,929,312	1,401,643,004	192,872,497	1,138,929,312	1,401,643,004	192,872,497

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GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Six Month Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net income	101,946,360	62,261,861	8,567,518	134,503,754	119,556,728	16,451,551

Deduct:
Other operating income	11,511,398	36,542,303	5,028,388	14,670,917	38,768,236	5,334,687
Interest income and other, net	9,750,337	11,003,960	1,514,195	17,379,351	19,950,499	2,745,280
Share of gain in equity investees, net of tax	-	-	-	-	-	-
Other income, net	43,295,830	3,556,454	489,384	41,146,248	16,791,024	2,310,522

Add:
Other operating expenses	6,341,735	211,911	29,160	7,834,218	2,420,193	333,030
Other general expenses	4,309,239	5,911,956	813,512	15,973,584	11,756,531	1,617,753
Income tax expenses (benefits)	45,241,208	26,733,733	3,678,684	59,950,083	53,181,694	7,318,045
Share of loss in equity investees, net of tax	341,265	1,174,966	161,681	786,883	869,757	119,683
Interest expenses	3,868,469	2,629,228	361,793	9,396,530	4,369,057	601,203
Depreciation and amortization	29,239,835	29,137,972	4,009,518	60,319,927	60,479,676	8,322,280
Losses from investment in equity securities	263,836	6,172,071	849,305	4,800,398	15,424,655	2,122,503
Other expense, net	-	-	-	-	-	-
Adjusted EBITDA (Non-GAAP)	126,994,382	83,130,981	11,439,204	220,368,861	192,548,532	26,495,559

	Quarter Ended			Six Month Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net income	101,946,360	62,261,861	8,567,518	134,503,754	119,556,728	16,451,551

Deduct:
Government subsidies (net of 25% tax)	6,275,245	210,000	28,897	6,671,305	469,886	64,658
Gains from investment in equity securities (net of 25% tax)	-	-	-	-	-	-
Other income (net of 25% tax)	30,859,686	2,667,340	367,038	30,859,686	12,593,268	1,732,891

Add:
Share-based compensation	40,228	15,662	2,155	28,592	31,324	4,310
Losses from investments in equity securities (net of 25% tax)	197,877	4,629,053	636,979	3,600,299	11,568,491	1,591,877
Other expense (net of 25% tax)	(1,612,187)	-	-	-	-	-
One-time fees and expenses	813,078	239,820	33,000	1,960,856	1,055,008	145,174
Other general expenses	4,309,239	5,911,956	813,512	15,973,584	11,756,531	1,617,753
Core net income (Non-GAAP)	68,559,664	70,181,012	9,657,229	118,536,094	130,904,928	18,013,116

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	0.67	0.69	0.10	1.16	1.29	0.18
Class B ordinary share-basic and diluted	0.67	0.69	0.10	1.16	1.29	0.18

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Hotel Operational Data

	June 30, 2023	June 30, 2024
Total hotels in operation:	4,108	4,272
Leased and owned hotels	65	62
Franchised hotels	4,043	4,210
Total hotel rooms in operation	303,387	312,734
Leased and owned hotels	7,137	6,937
Franchised hotels	296,250	305,797
Number of cities	357	353

	Quarter Ended
	2023 Q2	2024 Q2
Occupancy rate (as a percentage)
Leased-and-owned hotels	74.6%	70.7%
Franchised hotels	77.9%	72.6%
Blended	77.8%	72.5%
Average daily rate (in RMB)
Leased-and-owned hotels	255	250
Franchised hotels	179	171
Blended	181	173
RevPAR (in RMB)
Leased-and-owned hotels	191	177
Franchised hotels	139	124
Blended	141	125

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024
Mid-to-up-scale	438	505	42,338	47,697
GreenTree Eastern	217	227	23,205	24,493
Deepsleep Hotel	7	7	534	534
Gem	54	82	4,873	7,258
Gya	70	75	5,904	6,238
Vx	90	99	7,822	8,695
Others	-	15	-	499
Mid-scale	2,933	2,948	229,270	229,970
GreenTree Inn	2,259	2,315	181,015	182,957
GT Alliance	545	503	39,091	37,923
GreenTree Apartment	21	21	1,351	1,385
Vatica	108	109	7,813	7,705
City 118 Selected and others	-	-	-	-
Economy hotels	737	819	31,779	35,067
Shell	737	819	31,779	35,067
City 118 and others	-	-	-	-
Total	4,108	4,272	303,387	312,734

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Restaurant Operational Data

	June 30, 2023	June 30, 2024
Total restaurants in operation:	206	183
Leased and owned restaurants	57	24
Franchised restaurants	149	159
Number of cities	66	57
Da Niang Dumplings	170	155
Bellagio	36	28

	Quarter Ended
	2023 Q2	2024 Q2
ADT
Leased-and-owned restaurants	148	165
Franchised restaurants	88	73
Blended	109	90
AC (in RMB)
Leased-and-owned restaurants	84	105
Franchised restaurants	41	38
Blended	56	53
ADS (in RMB)
Leased-and-owned restaurants	12,456	17,306
Franchised restaurants	3575	2,815
Blended	6,082	4,737

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For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-158-2166-6251

E-mail: ir@998.com

Mr. Maple Miao

Phone: +86-181-0184-0639

E-mail: ir@998.com

Christensen

In Shanghai

Mr. Jerry Xu

Phone: +86-138-1680-0706

E-mail: jerry.xu@christensencomms.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: karen.hui@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

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